Exhibit 99.1

Sundial Growers Announces Filing of Annual Report by April 29 and Provides Bi-Weekly MCTO Status Update

CALGARY, AB, April 13, 2022 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") reports that the Company's external auditor has advised that it now expects to complete its audit and release its audit opinion and report on the Company's consolidated financial statements for the year ended December 31, 2021 on or before April 29, 2022. The Company expects to file its audited consolidated financial statements for the year ended December 31, 2021, annual management's discussion and analysis for the same period, annual information form for the same period (which will be reported as an Annual Report on Form 20-F) and management certifications of annual filings (collectively, the "Filings"), on or before April 29, 2022, which will be within the applicable U.S. filing deadline.

The principal reason for the delay is the significant amount of additional work and in-depth procedures required to be performed by the Company and its external auditor as 2021 is the first year that the Company is required to have an auditor attestation report on its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002. The Company becoming subject to the requirement to obtain an auditor attestation report on internal control over financial reporting is a function of the rapid growth in scale and level of corporate activity Sundial has achieved over the last two years. The process of obtaining such a report will assist the Company in identifying improvements to corporate controls and processes that will ultimately benefit Sundial shareholders through best practices in risk management.

Sundial and its auditor have made significant progress and continue to work diligently toward completing the audit and the Filings as soon as possible.  The Company's auditor has confirmed it will not seek reappointment at the Company's 2022 annual shareholder meeting, but will complete the review of the Company's 2022 first quarter financial statements in order to assist the Company with transition to a new auditor, at Sundial's request. There have been no disagreements between the Company and the auditor regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. Sundial believes that there will be no restatement of previously released financial statements of Sundial.

Sundial is also providing this bi-weekly update on the status of the management cease trade order granted on April 1, 2022 (the "MCTO") by its principal Canadian regulator, the Alberta Securities Commission (the "ASC"), under National Policy 12-203 – Management Cease Trade Orders ("NP 12-203"). The Company has requested an extension of the MCTO from the ASC.

The MCTO restricts the Chief Executive Officer and Chief Financial Officer from all trading in securities of Sundial until such time as the Filings have been filed by the Company and the MCTO has been lifted. The MCTO does not affect the ability of other shareholders to trade in securities of the Company.

Sundial confirms that since its April 1, 2022 press release: (i) there has been no material change to the information set out in the April 1, 2022 press release that has not been generally disclosed other than as set forth herein; (ii) the Company is satisfying and confirms that it intends to continue to satisfy the provisions of the "alternative information guidelines" under NP 12-203 and issue bi-weekly default status reports for so long as the delay in filing the Filings is continuing, each of which will be issued in the form of a news release; (iii) there has not been any other specified default by the Company under NP 12-203; (iv) the Company is not subject to any insolvency proceedings; and (v) there is no material information concerning the affairs of the Company that has not been generally disclosed.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company whose shares are traded on Nasdaq under "SNDL". Its business is reported and analyzed under three operating segments: Cannabis Operations, Retail Operations (Cannabis and Liquor), and Investment Operations.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience, and quality curated cannabis products. Sundial has acquired Alcanna Inc. and is now the largest private sector cannabis and liquor retailer in Canada.

Sundial's investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

Sundial is proudly Albertan, headquartered in Calgary, AB. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information

This news release contains statements and information that, to the extent that they are not historical facts, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expected", "projected", "to be" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, the expectations of management with respect to the anticipated filing of the Filings and the duration of the MCTO, as well as Sundial's expectation that it will file its Annual Report on Form 20-F.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: Sundial's belief that its external auditor will complete its audit and release its audit opinion in a timely manner that will allow Sundial to file the Filings on or before April 29, 2022; that the unaudited financial statements prepared by management of the Company will not differ materially from audited financial statements once available; that the Company will receive an extension of the MCTO from the ASC; Sundial's belief that there will be no restatements of its previously released financial statements; and the ability of Sundial's management to execute its business strategy, objectives and plans. As a result, although Sundial believes that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Sundial can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Sundial will derive therefrom.

The forward-looking information contained in this news release is made as of the date hereof. Except as expressly required by applicable securities laws, Sundial does not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 20:02e 13-APR-22